Mail Stop 3030

December 24, 2008

Leonard Borow
Chief Executive Officer and President
Aeroflex, Incorporated
35 South Service Road
P.O. Box 6022
Plainview, New York 11803

      Re: Aeroflex Incorporated
                Registration Statement on Form S-4
                Filed December 11, 2008
                File No. 333-156061

Dear Mr. Borow:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We see that your auditor references both the auditing standards as established by the Auditing Standards Board (United States) and the auditing standards of the Public Company Accounting Oversight Board (United States). Please tell us what audit procedures were performed under the standards of the Auditing Standards Board that were not performed under the standards of the Public Company Oversight Board. Alternatively, please have your auditors remove the reference to the auditing standards as established by the Auditing Standards Board and only refer to the standards of the Public Company Oversight Board in their report.

Note 3. Company Sale Transaction, page F-13

Purchase Accounting, page F-14

2.   We note the disclosure that you "engaged an independent third party appraiser to *assist* management and perform valuations of certain of the tangible and intangible assets acquired." We also reference the disclosure that you "allocated the purchase price *based on* appraisals associated with the valuation of certain acquired assets and assumed liabilities." Please revise to clarify this inconsistency and clearly disclose the nature and extent of your reliance on the third party for the asset valuations. If you relied on the third party expert for the valuation of these assets, please revise to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristen Lochead at (202) 551-3664 or Brian Casio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 with any other questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant

cc: Gary T. Moomjian, Esq. (by facsimile)